ANNUAL REPORT

602 Hannah St. LLC

SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

I, Anthony Caiola, certify that the financial statements of 602 Hannah St. LLC included in this Form are true and complete in all material respects.

ISSUER REPRESENTATIVE:

DocuSigned by:

20071E01557C496...
_____
Signature

Anthony Caiola
_____
Print Name

Member
_____
Title

3/31/2023
_____
Date

ANNUAL REPORT

602 HANNAH ST. LLC

(a Pennsylvania limited liability company)

$51,000

Promissory Note

602 Hannah St. LLC

518 Ogden Avenue, Clearfield, Pennsylvania 16830

3/31/2023

TABLE OF CONTENTS

FORM C-AR

Required Company Disclosures

Purpose of This Form

A Company has raised money using Regulation Crowdfunding and must provide an annual report. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	602 Hannah St. LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Pennsylvania
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 9, 2021
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	518 Ogden Avenue, Clearfield, Pennsylvania 16830
Website Address	Back40Funding.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Did the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.

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- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Anthony Caiola	
All positions with the Company and How Long for Each Position	**Position: Member**	**How Long: 3 months**
Business Experience During Last Three Years (Brief Description)	Anthony has worked as the executive director for Habitat for Humanity of Clearfield County while also performing outside consulting services for small businesses and not for profits. Additionally Anthony has worked as part of a team acquiring, renovating and reselling properties.	
Principal Occupation During Last Three Years	Executive Director, Habitat for Humanity of Clearfield County	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__x___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name: Tri County Church**	**Business: Multi-site church in Central Pennsylvania**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Anthony Caoila
Name	Back 40 Funding LLC

§227.201(d) – The Company's Business and Business Plan

About the Project

The Company owns the property located at 602 Hannah Street, Clearfield Pennsylvania 16830. This property is being renovated to be sold. From start to finish we expect the project to last approximately sixteen months.

The project is a single-family residential property that was in serious disrepair. It is located in the rural community of Clearfield Pennsylvania. The Company owns the property and has rehabilitated it over the past year. At this point in the project everything has been completed except painting and flooring. The property will be listed for sale when renovations are complete. Following the completion of the sale, the Company will repay all amounts owing on the investor notes and retain the profit. Based on comparable properties in the area, the Company expects to sell the property for at least $155,000.

Past Projects

While the Company is a newly formed limited liability company and has not undertaken any other projects, the Company's members have been involved in a variety of similar, small construction projects rehabilitating or building new single-family homes through the members' personal and professional experience with Habitat for Humanity of Clearfield County. Notably, the members worked on the following construction or financing of construction projects:

- **27 Hilltop Rd., Newfoundland NJ. 07435**
  - **This property was sourced and determined to possess great potential for minor improvements that would make a significant difference in the after rehab value of the home. After finishing the basement, updating the kitchen with new cabinets and counters and renovating the bathroom to include flooring, vanity, and fixtures. The home increased from a $225,000 Purchase price to $280,000 Sale price and received the offer to sell within 60 days of listing.**
- **604 Hannah St. Clearfield PA 16830**
  - **This property was purchased after negotiating a Seller Finance option with the seller that included a $60,000 purchase price, 7% interest only payments followed by a balloon payment after 24 months. This was done to allow for a refinance with the bank prior to the principal payment coming due at the end of the 24 months that did not require cash out of pocket to purchase. Minor cosmetic repairs have been performed**

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in order to rent the property. The property was purchased below market value and has increased in value by almost double in the past three years due to the renovations as well as market conditions.

- **518 Ogden Ave. Clearfield PA 16830**

   o **This property was acquired with the expectation that the interior would be completely renovated. This included gutting the home to the existing interior framing, installing new utilities throughout (heating, plumbing and electrical) before closing up the walls and installing finishes throughout. In the process of renovation a full bathroom was added to the existing bath and a half as well as second floor laundry. The home was purchased for approximately $65,000 with a $55,000 rehab budget. The project finished in four months, on budget with an after-rehab value of approximately $195,000.**

About the Market

While the borough of Clearfield has sustained past periods of disinvestment and its rural economy has seen typical "ups and downs" its real estate market has stabilized in recent years. Notably, like most markets, there is a wide gap between the value of newly renovated structures and those that have been poorly-maintained or have been sitting vacant. While newly renovated structures tend to sell for between $150,000 and $200,000 long vacant or under maintained structures typically sell for less than $100,000. It is the goal of the project to rehabilitate one such underutilized and deteriorating structure to a desirable condition and to sell it for profit. The Company believes that in addition to the potential for profit, the project will have a positive impact on the community by turning an underutilized property that is currently an eyesore into a productive and desirable property.

About the Team

Anthony Caiola works as the Executive Director for Habitat for Humanity of Clearfield County. This organization is a not-for-profit organization specializing in providing quality and affordable housing for those in need. This is accomplished through the acquisition of both land and blighted homes throughout the county and then developing or redeveloping those properties for candidates who apply for housing. Post construction, Habitat originates mortgages for the homeowners based solely on the material costs to build the homes at 0% interest on the note. He works extensively with residential real estate, redevelopment and is experienced with the financing of mortgages to approved candidates. Additionally, Anthony invests in real estate personally leveraging his experience in the industry. He's worked in both the for profit and not for profit sector to consult both internally and externally in business development and market impact.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees. The Company is not anticipated to have any employees in the next 12 months.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(m) – Terms of the Securities

Overview

When you bought a Note from the Company, you lent money to the Company. The Notes bear interest at 8% per year.

The Notes will be repaid as follows:

Monthly payments of interest only during the term of the note. The Company will be unable to pay the Notes on the Maturity Date, due to construction delays and will endeavor to pay the notes on 07/01/2023. The Company may prepay the Notes at any time.

Security

The Notes of all investors will be secured by a first mortgage on the real estate and a first lien on all the personal property. See Exhibit D: Mortgage and Security Agreement.

Default

If the Company defaults under the Note:

- A single representative would be appointed to represent all investors; no individual investor would be permitted to enforce his or her Note.
- The representative could take any action on behalf of the investors to enforce the terms of the Note, including but not limited to foreclosing on the real estate, but could not force an acceleration of the Notes without the consent of a majority of investors.
- Any fees and expenses incurred by the representative would be the responsibility of the Company and paid before any amounts are paid pursuant to the Notes.

Note Indenture

Your Note, together with the Notes of all other investors, is subject to a separate instrument called a Note Indenture. Exhibit E: Note Indenture.

No Voting Rights

You do not have the right to vote or otherwise participate in the management of the Company. You are a creditor of the Company, not an owner.

No Right to Transfer

Your Note is illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Indenture allows the Company to impose conditions on a transfer.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Modification of Terms of Investor Shares

The terms of the Notes may not be modified by investors holding a majority of the Notes, measured by original principal amount.

The Person(s) Who Control the Company

The Company is entirely controlled by Anthony Caiola, who is both a 25% member of the Company and is the sole member of Back40 Funding, LLC a 75% Member of the Company. In this capacity, Anthony Caiola will have total control and the ability to make all decisions for the company. As the holder of a Note, investors will have no rights to manage or control the Company.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:
- The Company decides what renovations will be made to the property.
- The Company decides how to advertise the property.
- The Company decides when to sell the property, and for how much.
- The Company decides whether to rent the property, and for how much.
- Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.
- The Company might decide to raise more capital, whether through equity or debt.

§227.201(p) – Indebtedness of the Company

The Company is currently only indebted to the investors of this crowdfunding offering, and has no other indebtedness.

Explanation for Investors

The indebtedness listed in Exhibit F is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties include friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

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● Do not include this Regulation Crowdfunding offering

Details of Previous Offering conducted by the Company

None.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
● Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Pennsylvania Limited Liability Company Act on June 9, 2021. As of now, we have not yet sold or refinanced the property. We have no revenues and minimal liquid resources (cash).

We have used the proceeds of this Offering for construction of the project, as described in our business plan. We also used additional debt (borrow money) and equity to finance a portion of the costs. See Exhibit F with Balance Sheet for more details.

Capital Resources

The members of the Company have contributed the property to the Company. Such contribution is reflected in the Operating Agreement of the Company and in a Deed recorded in the Clearfield County Clerk's Office on July 22, 2021.

Other than the proceeds   from the Offering, our only other source of capital is the equity invested by our principals.

Historical Results of Operations

This company was formed for the specific purpose of conducting this raise. Since formation it has operated as planned with no significant changes or trends. All financial statements from the past year of operation have been added to this form as Exhibit F.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C-AR.

§227.201(t) – The Company's Financial Statements

The company's financial statements are attached as Exhibit F: Financial Statement*s*

§227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

This is the first time the Company has raised money using Regulation Crowdfunding, and therefore the first time we have been required to file any reports.

RISKS OF INVESTING

THE PURCHASE OF NOTES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THE PURCHASE OF NOTES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.
SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying a Note is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guaranties that you will receive any payments and you might lose some or all your money.

Risks from COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on the real estate lending business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. In the event of a downturn in the real estate market, the Company might be unable to pay the Notes.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell the property and repay the Notes could be relatively limited.

The Notes are not Guaranteed: No individual is guarantying the Notes. Investors can look solely to the value of the property and the success of the project for repayment.

Inadequacy of Collateral and Other Security: If the Company defaults, Investors will have the right to foreclose on and sell the property. However, there is no assurance that the property will be worth enough to repay the Notes.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates

- Competition from new construction

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Costs of Collection: In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the Notes. However, there is no assurance that Investors will be able to collect the full amount.

Construction Risks: Our business plan involves major renovations of the property. Construction carries its own risks, with delays and cost overruns all too common. There is no guaranty that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The Company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guaranty that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose on Entity Ownership: As part of their collateral, Investors have a security interest in the in the ownership interests of the Company itself. However, the laws of many states, including Florida, limit the rights of creditors with respect to ownership interests in limited liability companies.

No Market for the Notes; Limits on Transferability: There are at least four
obstacles to selling or otherwise transferring your Note:

- There will be no public market for your Note, meaning you could have a hard time finding a buyer.

- Under the Note Indenture, your Note may not be transferred without our consent, which we may withhold in our sole discretion.

- If we do consent to the sale of the Note, we have a first right of refusal to buy it. Our first right of refusal could make the Note more difficult to sell.

- By law, you may not sell your Note unless it is registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your Note through its full maturity.

Prepayments Could Reduce Your Net Return: We have the right to prepay your
Note at any time, which could reduce the total return you expected when you bought it. For example, suppose you buy a $100 Note bearing interest at 10% with a one year term. You expect to receive $10 of interest. But if we prepay the Note after six months you will receive only $5 of interest.

Environmental Risks: Our due diligence investigation included basic environmental studies.
However. these studies do not guaranty that all environmental hazards will be discovered. Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the Notes.

Risks Associated with Foreclosure Laws: Foreclosure laws and methods vary from
state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

Investors Can't Pursue Collection Actions or Contact Borrowers: Investors
will not be allowed to pursue collection actions against Borrowers, or even contact Borrowers. Instead, all collection action will be in the hands of a single representative.

The Company Might Compromise Underlying Loans: The representative
appointed by Investors will have the right to modify, compromise, or even write off the Notes, without the consent or input of Investors.

The Company Might Become Bankrupt: If the Company files for bankruptcy
protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the Notes. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.*, the real estate). However, bankruptcy courts have broad powers to permit a sale of a debtor's assets free of liens, to compel creditors to accept amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's
: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability
: We intend to treat the Notes as having "original issue discount" for Federal income tax purposes. As a result, an investor holding a Note will generally be required to accrue (and pay tax on) interest income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of the tax.

Conflicts of Interest
: Conflicts of interest could arise between the Company and Investors. For example:

- Principals of the Company have been, are, and will be engaged in other fix-and-flip projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.

- An Investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information
: While we will provide you with periodic statements concerning repayments with respect to the Notes, you will not receive the same information you would from a public company.

No Registration Under Securities Laws
: Neither the Company nor the Notes will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
: The Notes are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Trust Indenture Act of 1939 Not Incorporated in Note Indenture
: When bonds are sold in a public offering, they are typically subject to the Trust Indenture Act of 1939 (the "TIA"), which generally requires (i) the appointment of an independent trustee to act on behalf of the holders of the debt instruments, (ii) the approval of the terms of the indenture by the SEC, and (iii) certain terms and conditions to protect investors. The Company is issuing the Notes in reliance on an exemption from the TIA. Hence, the provisions of the TIA are not applicable to, and are not incorporated into, the Note Indenture.

No Independent Trustee
: The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the Note Indenture, although it might do so in the future. Instead, Investors will have the right to designate their own trustee and representative in the event of a default.

Breaches of Security
: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain

unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

The Note Indenture Limits Investor Rights: The Note Indenture limits your rights in some important respects. For example:

- Upon a default, you will not be permitted to initiate collection action on your own. Instead, a single representative will control all collection action on behalf of all Investors. You will be deemed to have granted a power of attorney to the representative to pursue your claims, even if you didn't vote for that particular representative.

- The Notes may be modified with the approval of more than 50% of Investors, measured by outstanding principal amount.

- The Note Indenture limits your right to sue the representative appointed by Investors.

- Disputes under the Notes or the Note Indenture will be governed by Pennsylvania law and handled in Pennsylvania courts.

Clearfield, Pennsylvania: Clearfield, Pennsylvania is a small, rural community, meaning that its economic conditions, and therefore, real estate values, may be more volatile due to a smaller number of local employers and businesses than other, larger, markets. For example, CNB Bank is one of the largest employers in Clearfield, if it were to be purchased by a larger bank, property values in Clearfield might decrease, perhaps significantly.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT B
INVESTMENT AGREEMENT

602 HANNAH ST. LLC

INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 20___, by and between 602 Hannah St. LLC, a Pennsylvania limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase promissory note of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.CommonOwner.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Form C filed by the Company with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Company is sometimes referred to in this Investment Agreement using words like "we" and "us," while Purchaser is sometimes referred to using words like "you" or "your."

2. **Purchase of Note**. Subject to the terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a promissory note for $_____, pursuant to the Disclosure Document. We refer to your promissory note as the "Note."

3. **Our Right to Reject Subscription**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4. **Form of Note**. You will not receive a paper document representing your Note.

5. **Your Promises**. You promise that:

   5.1. **Accuracy of Information**. All of the information you have given to us whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

5.2. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

5.3. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guarantied any financial outcome of your investment.

5.4. **Escrow Account**. You understand that your money will first be held in an escrow account in one or more financial institutions. If any of these institutions became insolvent, your money could be lost.

5.5. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Note. Your investment will not violate any contract you have entered into with someone else.

5.6. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

5.7. **Investment Purpose**. You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

5.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

5.9. **No Transfer**. You understand that under the terms of the Note Indenture, the Note may not be transferred without our consent. Also, securities laws limit transfer of the Note. Finally, there is currently no market for the Note, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Note until its maturity.

5.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Note.

5.12. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Note.

5.14. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.15. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16. **No Violations**. Your purchase of the Note will not violate any law or conflict with any contract to which you are a party.

5.17. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

5.19. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20. **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.21. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.21.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.21.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.21.3. **Anti-Terrorism Laws**. None of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.21.4. **U.S. Person**. You are a citizen or permandent resident (green card) of the United States.

5.22. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

5.22.1. **U.S. Person**. Purchaser is one of the following:

(a) A partnership, corporation, or limited liability company organized or incorporated under the laws of the United States;

(b) An estate of which any executor or administrator is a citizen or resident of the United States; or

(c) A trust of which any trustee is a citizen or resident of the United States.

5.22.2. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.22.3. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.22.4. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Note, have been duly authorized by all necessary corporate, partnership or company action.

5.22.5. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.22.6. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

5.22.7. **Anti-Terrorism Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.   **Confidentiality**. The information we have provided to you about the Company, including the information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

7.   **Re-Purchase of Your Note**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Note.

8.   **Governing Law**. This Agreement shall be governed by Pennsylvania law, without taking into account principles of conflicts of law.

9.   **Appointment of Collateral Agent**. Purchaser hereby appoints Preservation Collaborative Capital Agent LLC as the "Collateral Agent" pursuant to the Collateral Agent Terms and Conditions.

10.   **Arbitration**.

10.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note will be handled in the manner described in the Note Indenture.

10.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Buffalo, New York unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at antcaiola@gmail.com, with a copy to team@commonowner.com. We will contact you by email at the email address above are the address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15. **Miscellaneous Provisions**.

15.1. **No Transfer**. You may not transfer your rights or obligations under this Investment Agreement.

15.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the Note and Note Indenture) are the only agreements between us.

15.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

15.6.   **Insurance.** We may purchase insurance that might cover you, but this insurance does not guaranty principal or interest payments to you under the Note, but instead, protects you in certain cases of fraud or gross negligence.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

____
Signature

____
Name and Title (For Entities Only)

ACCEPTED:

602 Hannah St. LLC
A Pennslyvania limited liability company

DocuSigned by:
By: Anthony J Caiola
31050F62C3824E0...
Name: Anthony Caiola
Title: Member

4824-8664-2156, v. 1

<u>EXHIBIT C</u>
FORM OF NOTE

602 HANNAH ST. LLC

PROMISSORY NOTE

THIS PROMISSORY NOTE (THIS "NOTE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLIANCE WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF 602 HANNAH ST. LLC (THE "COMPANY") AND WAS ISSUED PURSUANT TO (i) THE COMPANY'S SEC FORM C, AND (ii) AN INVESTMENT AGREEMENT. CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN THOSE DOCUMENTS.

Name of Purchaser			***Principal Amount***	**$____________**

1. **Note Indenture**. This Note is subject to the Company's Note Indenture dated September 1, 2021, as if all the terms of the Note Indenture were set forth in this Note.

2. **Payment Obligation**. For value received, the Company hereby promises to pay to the Purchaser the Principal Amount stated above plus interest calculated at eight percent (8%) per year, compounded monthly, as follows:

2.1 On the last day of the month following the date of this Note, and on the last day of each month thereafter, the Company shall be to the Purchaser all interest accrued to date; and

2.2 The Company shall pay to the Purchaser all principal and accrued interest upon the earlier of (i) April 1, 2023, or (ii) the date the Company sells or otherwise disposes of the real estate securing this Note, as described in the Company's Form C.

2.3 The Company may prepay this note at any time for any reason without any penalty, fee, or charge whatsoever.

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as of the date first written above.

602 Hannah St. LLC
A Pennsylvania limited liability company

DocuSigned by:
By: Anthony J Caiola
31050F62C3824E0...
Name: Anthony Caiola
Title: Member

EXHIBIT D

MORTGAGE AND SECURITY AGREEMENT

MORTGAGE AND SECURITY AGREEMENT

This Mortgage and Security Agreement (this "Agreement") is entered into on September 1, 2021 by and between 602 Hannah St. LLC, a Pennsylvania limited liability company (the "Debtor") and Preservation Collaborative Collateral Agent LLC, a New York limited liability company (the "Collateral Agent").

Background

I.   The Debtor is seeking to borrow money from investors (the "Investors") through Common Owner CF, LLC.

II.   To evidence its obligation, the Debtor will issue a promissory note to each Investor (the "Notes"), accompanied by a note indenture (the "Note Indenture").

III.   As a condition to extending credit to the Debtor, the Investors require the Debtor to grant them a mortgage and security interest in certain collateral.

IV.   The Investors have designated the Collateral Agent to hold such mortgage and security interest on their behalf.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Grant of Mortgage**. The Debtor hereby grants and conveys to the Collateral Agent, for the benefit of the Investors, a first priority lien and mortgage (the "Mortgage") on (i) the real estate described on Exhibit A (the "Land"); (ii) all improvements that are now or hereafter located on the Land (the "Improvements"); (iii) all heating, plumbing, sprinkler, water, gas, electric power, lighting and air conditioning equipment, and any other machinery, fixtures, equipment, furniture, building materials of any kind or nature, together with all replacements thereof and additions thereto, now, or at any time hereafter, affixed or attached to the Land and the Improvements (the "Personal Property"); (iv) all rents, profits, agreements of sale, condemnation awards and insurance proceeds relating to the Land and the Improvements; and (v) all other rights that the Debtor has today or obtains in the future as owner of the Land and the Improvements. Together, all such property is referred to as the "Mortgaged Property."

2.   **Grant of Security Interest**. The Debtor hereby grants and conveys to the Collateral Agent, for the benefit of the Investors, a first lien security interest (the "Security Interest") in (i) any deposit account, and all money and other property from time to time credited to such deposit account, established by the Debtor; (ii) all personal property of the Debtor; (iii) all accounts receivable and other rights to payment of the Debtor; (iv) all insurance proceeds relating to any of the foregoing; (v) any books and records relating to any of the foregoing; and (vi) any indemnity, warranty, or guaranty payable to the Debtor with respect to any of the foregoing. Together, all such property is referred to as the "Collateral."

3. **Assignment of Rents**. The Debtor hereby assigns and set over unto the Collateral Agent the interest of the Debtor under all licenses, leases and other use or occupancy agreements, whether written or oral, covering the Mortgaged Property or any part thereof now or hereafter made, executed or delivered. The Debtor hereby authorizes and empowers the Collateral Agent to collect the fees, rents, and other amounts due under such agreements as they become due, and hereby directs each and all of the parties to such agreements, upon demand made by the Collateral Agent, to pay such fees, rents and other amounts as they become due to the Collateral Agent; provided, however, no such demand shall be made unless and until there has occurred a Default under the terms of this Agreement, and until such demand is made, the Debtor is authorized to collect such amounts; but such privilege of the Debtor shall not operate to permit the collection by the Debtor of any such amounts for more than one (1) month in advance.

4. **Obligations Secured**. This Agreement secures the payment and performance by the Debtor of the Notes and the obligations of the Debtor under the Note Indenture (the "Obligations").

5. **Obligations of Debtor**.

    5.1. **Liens and Taxes**. The Debtor will pay all liens, taxes, assessments, and other government charges made against the Mortgaged Property or the Collateral when due. In the event any unpermitted lien or claim shall be placed upon the Mortgaged Property or the Collateral, the Debtor shall promptly take action to have such lien or claim discharged or satisfied. The Debtor will not permit any mortgages, liens, or other encumbrances on the Mortgaged Property or the Collateral without the prior written consent of the Collateral Agent.

    5.2. **No Deductions**. The Debtor will not claim any deduction from the taxable value of the Mortgaged Property because of this Mortgage, nor claim any credit against amounts payable under the Note or this Mortgage for any taxes paid on the Mortgaged Property.

    5.3. **Easements, Etc**. The Debtor will not grant any other right or interest in the Mortgaged Property or the Collateral, including any easements, leases, or other rights of use or occupancy without the prior written consent of the Collateral Agent.

    5.4. **Transfers**. The Debtor will not sell, transfer, or otherwise convey, or seek to convey, all or any portion of the Mortgaged Property or the Collateral, either directly or directly, and any such attempted sale, transfer or conveyance shall be void and of no effect.

    5.5. **Maintenance**. The Debtor will keep the Mortgaged Property and the Collateral in good condition and repair and will not commit or suffer any waste, neither damaging nor abandoning it. The Debtor will allow the Collateral Agent access to inspect the Mortgaged Property and Collateral at reasonable times, upon reasonable notice. The Debtor will keep all utilities serving the Mortgaged Property in operation at levels necessary to avoid any damage to the Mortgaged Property (*e.g.*, freezing of pipes). The Debtor shall pay, when due, the costs and fees for all utilities serving the Mortgaged Property. The Debtor will not remove, nor demolish nor materially alter the design or structural character of the Mortgaged Property or any Improvements without the prior written consent of the Collateral Agent. The Debtor shall, upon demand, submit receipted bills showing payment of all taxes, assessments, insurance premiums, water charges, sewer rentals and other utility charges affecting the Mortgaged Property.

5.6.   **Title**. Copies of title insurance policies and abstracts, including a lender's policy of title insurance, shall be delivered to the Collateral Agent upon request.

5.7.   **Compliance With Laws**. The Debtor will comply with all laws, ordinances, regulations, covenants, conditions and restrictions including, without limitation, any Environmental Laws (as defined below), as the same may be amended from time to time, relating to the Mortgaged Property, the Debtor, the Collateral, or the use or occupancy of the Mortgaged Property (collectively, "Applicable Laws"), and will not suffer or permit any violation thereof. The Debtor shall immediately notify the Collateral Agent upon receipt of any notice of violation of any Applicable Laws and shall immediately take all necessary action to cure or correct such violation. For purposes of this Agreement, the term "Environmental Laws" shall mean any law, regulation or ordinance, or any court or administrative order or consent decree, regulating hazardous substances, materials or wastes, or otherwise affecting health, safety or the environment. The Debtor shall indemnify, defend and hold harmless the Collateral Agent from and against any and all liabilities, losses, costs, claims, damages or expenses (including, but not limited to, attorney's fee and/or consultant's fees) incurred to comply with any Applicable Laws.

5.8.   **Liability Insurance**. The Debtor will keep the Mortgaged Property and the Collateral insured against loss or damage by fire, windstorm, floods, theft, and other typical hazards in an amount equal to full replacement value. Additionally, at all times during the term of this Agreement, the Debtor shall maintain comprehensive general public liability insurance in a minimum amount not less than $1,000,000 per occurrence, $2,000,000 in the aggregate. All policies required by this section shall name the Collateral Agent as an "additional insured" and "loss payee" and shall not be cancelled, altered or in any way limited in coverage or reduced in amount unless the Collateral Agent is notified in writing at least thirty (30) days prior to such cancellation, alteration, limitation, or reduction. The Debtor shall furnish certificate(s) of such insurance to the Collateral Agent upon request. In the event of any insured loss or damage to the Mortgaged Property or Collateral, the Collateral Agent may apply all proceeds (or any part thereof) received, after the payment of expenses, including collection costs and attorneys' fees, to the Obligations in such manner as the Collateral Agent may elect; provided, however, that if the Debtor is not in default and requests to use such proceeds for the repair of the Mortgaged Property, the Collateral Agent shall release all or any portion of such proceeds necessary for such repair.

5.9.   **Other Acts**. The Debtor agrees to do such further acts and things, and to execute and deliver such additional documents and instruments as the Collateral Agent may reasonably at any time request in connection with the administration or enforcement of this Agreement or related to the Mortgaged Property and the Collateral to better assure and confirm the rights, powers, and remedies of the Collateral Agent. Upon any failure of the Debtor to do so, the Collateral Agent may make, execute, record, file, re-record and/or refile, acknowledge, and deliver any and all such further documents and instruments, for and in the name of the Debtor, and the Debtor hereby irrevocably appoints the Collateral Agent its agent and attorney-in-fact with full power of substitution to do so. This power is coupled with an interest and is irrevocable for so long as any amounts remain unpaid on any of the Obligations.

5.10. **Defense of Property**. The Debtor shall at all times defend the Mortgaged Property and the Collateral against all claims and demands of all persons at any time claiming any interest adverse to the interests of the Collateral Agent.

5.11. **Filings**. The Debtor hereby authorizes the Collateral Agent, its counsel or its representative, at any time and from time to time, to file and record mortgages, financing statements, amendments, and continuations that describe or relate to the Mortgaged Property and the Collateral in such jurisdictions as the Collateral Agent may deem necessary or desirable to perfect the Mortgage and the Security Interest, and such financing statements may contain, among other items as Assignee may deem advisable, the federal tax identification number and organizational number of the Debtor.

6. **Default**. An "Event of Default" shall be deemed to exist if:

6.1. The Debtor fails to pay any portion of the Obligations when due;

6.2. There occurs the filing by or against the Debtor of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding;

6.3. There occurs the making of an assignment by the Debtor for the benefit of creditors or the institution of any levy, garnishment, attachment or similar proceeding against any of the Debtor's property;

6.4. Any representation or warranty made by the shall prove to be materially false, erroneous or misleading when made;

6.5. There shall occur any default (past the applicable notice and cure period, if any, provided therefore) under the Notes or the Note Indenture;

6.6. There is a transfer, whether voluntary or involuntary (including transfers by operation of law), of all or any portion of the Mortgaged Property or the Collateral; or

6.7. The Debtor shall default in the performance of any other obligation under the terms of this Agreement and such default is not cured within thirty (30) days after receipt of written notice thereof from the Collateral Agent.

6.8. **Rights Upon Default**. If an Event of Default has occurred, then the Collateral Agent may:

6.8.1. Commence an action in foreclosure.

6.8.2. Without declaring the Obligations due and payable, collect all interest and other sums due under the Notes, from time to time, by any action provided in the Notes or this Agreement.

6.8.3.   Declare all the Obligations to be due and payable immediately.

6.8.4.   Cure any Event of Default, whereupon the Debtor shall immediately reimburse the Collateral Agent, upon demand, for all costs and expenses incurred to cure such Event of Default, plus interest.

6.8.5.   **Enter Property**. Enter into and upon all or any part of the Mortgaged Property, excluding the Debtor, and use, operate, manage, control, repair, and restore such property, making such alterations, additions, and improvements as the Collateral Agent deems advisable. In such event the Collateral Agent shall have the right to exercise all rights and powers of the Debtor with respect to the Mortgaged Property, either in the name of the Debtor or otherwise. The Collateral Agent shall be entitled to collect and receive all earnings, revenues, rents, issues, profits, sales consideration, and income of the Mortgaged Property and after deducting the expenses of conducting the business and all maintenance, repairs, renewals, replacements, alterations, additions, and improvements and amounts necessary to pay for taxes, assessments, insurance and other proper charges upon the Mortgaged Property, as well as just and reasonable compensation for the services of the Collateral Agent and for all attorneys, counsel, agents, clerks, servants and other employees properly engaged or employed, the Collateral Agent may apply such funds to the payment of the Obligations in such order as the Collateral Agent shall elect, and the Collateral Agents shall not be liable to account to the Debtor for any action taken other than to account for any rents, income, issues or profits actually received by the Collateral Agent.

6.8.6.   **Other Remedies**. Exercise any other rights or remedies the Collateral Agent may have including, without limitation, any rights or remedies (i) pursuant to the terms of the Note or the Note Indenture; (ii) provided to secured parties under the Uniform Commercial Code; (iii) pursuant to any applicable statutory or common law of this or any other state or jurisdiction; (iv) pursuant to that certain Collateral Assignment of Membership Interests given by Debtor to Collateral Agent; or (iv) otherwise available at law or in equity.

6.9.   **Cumulative Remedies**. The remedies of the Collateral Agent provided above shall be cumulative and concurrent, and may be pursued singly, successively, or together at the sole discretion of the Collateral Agent and may be exercised as often as occasion therefore shall occur; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release of same.

7.   **Power of Attorney**. In addition to, and not by way of limitation of any other power which the Debtor has vested in the Collateral Agent, the Debtor hereby irrevocably constitutes and appoints the Collateral Agent, or any representative designated by the Collateral Agent, as the Debtor's attorney-in-fact, to endorse the name of the Debtor on any notes, acceptances, checks, drafts, money orders, or other evidence of payment or security interest that may come into the possession of the Collateral Agent, and to do such other acts and things as are necessary to carry out this Agreement and to perfect, protect and continue the Mortgage and the Security Interest. All acts by the Collateral Agent or its designees as attorney-in-fact are hereby ratified and approved, and neither the Collateral Agent nor its designees shall be liable for any acts or omissions, or for any error of judgment or mistake of fact or law. This power being coupled with an interest is irrevocable until all the Obligations are satisfied.

8. **Miscellaneous**.

    8.1.   **Governing Law**. This Agreement shall be governed by and construed under the laws of the Commonwealth of Pennsylvania, without giving effect to the conflict of laws rules of any jurisdiction.

    8.2.   **Amendments and Waivers**. No amendment or waiver of any provision of this Agreement nor consent to any departure therefrom shall in any event be effective unless the same shall be in writing and signed by all parties hereto, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

    8.3.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign or Hellosign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

    8.4.   **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

    8.5.   **Notice**. Any notice required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) on day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox), to an address specified by the parties.

    8.6.   **Headings**. Headings and section titles used herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

    8.7.   **Entire Agreement**. This Agreement constitutes the entire agreement, and supersede all other prior agreements, understandings, representations, and warranties, both written and oral, among the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first written above.

602 HANNAH ST. LLC
A Pennsylvania limited liability company

DocuSigned by:
By Anthony J Caiola
31050F62C3824E0...

PRESERVATION COLLABORATIVE COLLATERAL AGENT LLC
A New York limited liability company

DocuSigned by:
By Derek R King II
60E5202EBAAB43D...

Page | - 7 -

4814-7640-7025, v. 1

<u>EXHIBIT E</u>
NOTE INDENTURE

602 HANNAH ST. LLC

NOTE INDENTURE

This Note Indenture dated as of September 1, 2021, is entered into by 602 Hannah St. LLC (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Holder").

Background

I.   The Company sold promissory notes (the "Notes") to the Holders through Common Owner CF LLC (the "Portal") at www.CommonOwner.com (the "Site").

II.   This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Indenture to Notes**. The terms of this Note Indenture shall apply to each Note as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Prepayment**. The Company may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

3.   **Restrictions on Holders**. No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Note Indenture; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

4.   **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Holder shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

5.   **Transfers of Notes**.

5.1.   **Conditions on Permitted Transfers**. In the event a Holder proposes to sell or transfer a Note, the Company may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Company expects to incur in connection with the transfer, including attorneys' fees.

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5.2. **First Right of Refusal**. In the event a Holder (the "<u>Selling Holder</u>") desires to sell or otherwise transfer one or more Notes (the "<u>Transfer Notes</u>") to a third party, he, she, or it shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of any binding legal agreement setting forth such terms (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice, the Company shall notify the Selling Holder whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

6. **Mortgage and Security Interest**. The Company has granted to the Holders a first mortgage lien on certain real estate and a first lien security interest in certain other collateral, pursuant to an agreement captioned "Mortgage and Security Agreement" by and between the Company and Preservation Collaborative Collateral Agent LLC (sometimes the "Collateral Agent"), acting as collateral agent on behalf of the Holders (the "<u>Security Agreement</u>") and by an instrument captioned "Collateral Assignment of Membership Interests" made by the Members of the Company to Preservation Collaborative Collateral Agent LLC, acting as collateral agent on behalf of the Holders (the "<u>Collateral Assignment</u>"). The Holders may replace the collateral agent at any time using the procedure described in section 7.3.2(a).

7. **Defaults and Remedies**.

7.1. **Events of Default**. An "<u>Event of Default</u>" shall be deemed to have occurred for purposes of this Note Indenture if (and only if):

7.1.1. The Company fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Company; or

7.1.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

7.1.3. The Company is in default with respect to any other of its debt obligations; or

7.1.4. The Company becomes unable to pay its debts as they become due; or

7.1.5. An "Event of Default" occurs under the Security Agreement; or

7.1.6. The Company breaches any of its obligations under this Note Indenture and such breach remains uncured for ninety (90) days following written notice.

7.2.   **Force Majeure**. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Company is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Company; provided that the Company shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

7.3.   **Consequences of Default**.

7.3.1.   **Notice**. Upon the occurrence of an Event of Default, the Company shall provide written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 7.3.2 below, and (iii) be accompanied by (A) a copy of this Note Indenture, and (B) a list of all of the Holders, the email address of each Holder on file with the Company, and the outstanding amount with respect to each Holder's Note.

7.3.2.   **Appointment of Representative**.

(a)   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) shall not be affiliated with or related to the Company; and (iii) shall be selected by the Holders as follows:

(1)   For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

(2)   If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the principal amount outstanding with respect to each such Note (a "Majority"), agree as to the appointment of a Representative, that person shall be the Representative.

(3)   If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4)   With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

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(5)   The person whose name is associated with the largest number shall be appointed as the Representative.

(b)   **Appointment of Representative by Company**. At any time before an Event of Default, the Company may at any time propose to designate a person to act as the Representative, in lieu of the procedure described above. If the proposed Representative is an experienced attorney with no relationship to the Company, then (i) the appointment shall not require the consent of Holders, (ii) the appointment shall be effective on a date specified by the Company, and (iii) the Company shall promptly notify all Holders. Otherwise, the Company shall forward to all Holders the identity and qualifications of the proposed Representative and his or her willingness to serve (the "Representative Appointment Notice"). Upon the affirmative consent of Holders holding a Majority of all outstanding Notes, the person so identified shall be deemed to have been appointed to serve as the Representative. If such affirmative consent has not been obtained within ninety (90) days following the date of the Representative Appointment Notice, then the Company shall not again seek the consent of the Holders for a period of an additional ninety (90) days.

(c)   **Authority of Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties. The Representative shall automatically replace the collateral agent under the Security Agreement.

(d)   **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Indenture.

(e)   **No Separate Claims**. No Holder may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Indenture.

(f)   **Release of Claims by Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(g) **Fees and Expenses of Representative**. The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Company, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Company shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(h) **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Collateral Agent may, at any time, by giving notice to the Company and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with the Collateral Agent or the Company.

(i) **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

7.4. **Remedies**. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law and as set forth in the Security Agreement. However, the Representative shall not, without the affirmative consent of Holders holding a majority of the Notes, measured by outstanding principal amount, have the right to accelerate the payment of outstanding principal with respect to the Notes.

7.5. **Payments Deemed Held in Trust**. Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative and shall return such excess on demand.

7.6. **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

7.7. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

7.7.1. The date the Representative and the Company enter into a settlement of all claims; or

7.7.2.   If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Holders, the date the Company has paid (i) to the Holders, all interest and principal due through such date; and (ii) to the Representative, all the fees and expenses described in section 7.3.2(g); or

7.7.3.   If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Holders, the date the Company has paid (i) to the Holders all interest and principal due through such date; and (ii) to the Representative, all the expenses described in section 7.3.2(g); but only if Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each Note, agree to annul the demand for acceleration.

7.8.   **Waiver of Past Defaults.** The Holders of a majority of the outstanding principal amount of the Notes, by notice to the Representative, may on behalf of the Holders of all the Notes waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

8.   **Amendments**.

8.1.   **Amendment without Consent of Holders**. Without the consent of any Holders, the Company may amend this Note Indenture and the terms of all the Notes to:

8.1.1.   Add to the obligations of the Company for the benefit of the Holders, or surrender any right or power conferred upon the Company;

8.1.2.   Establish the form of Notes;

8.1.3.   Cure any ambiguity, defect, or inconsistency;

8.1.4.   Amend restrictions on transferability of Notes in any manner that does not adversely affect the rights of any Holder in any material respect;

8.1.5.   Secure the Notes; or

8.1.6.   Make any other change that does not adversely affect the rights of any Holder in any material respect.

8.2.   **Amendment with Consent of Holders**. This Note Indenture and the terms of all the Notes may be amended with the consent of the Company and Holders owning a Majority of the Notes.

9.   **Miscellaneous**.

9.1.   **Electronic Delivery**. All communications from the Company to Holders, including but not limited to all tax forms, shall be via electronic delivery.

9.2.   **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given one (1) business day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or on the date transmitted by electronic mail (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox), to the principal address of the Company designated on Form C, if the recipient is the Company, or the electronic mail address used by the Holder when registering online at the Site, if the recipient is a Holder, or such other address as a party may designated by notice complying with this section.

9.3.   **Application of Payments**. Payments made under the Notes shall be applied first to amounts due under section 7.3.2(g), then to accrued interest, then to principal.

9.4.   **Payments.** All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site. To the extent a Holder does not authorize the Company to make such ACH distributions into a designated account, payments to such Holder will be made by check and mailed to such Holder after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

9.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the Pennsylvania courts or the Federal courts located in or most geographically convenient to Clearfield, Pennsylvania, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Holder, and (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by Pennsylvania law.

9.6.   **Waiver of Jury Trial**. EACH HOLDER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS NOTE INDENTURE OR ANY NOTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH HOLDER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION.

EXHIBIT F

FINANCIAL STATEMENTS

602 Hannah St. LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Northwest 8246	11,693.74
Northwest 8261	3,212.75
Total Bank Accounts	-$ 14,906.49
Total Current Assets	-$ 14,906.49
Fixed Assets	
602 Hannah St.	
602 Hannah St. Renovation	100,349.07
602 Purchase	14,000.00
Total 602 Hannah St.	$ 114,349.07
Total Fixed Assets	$ 114,349.07
TOTAL ASSETS LIABILITIES AND EQUITY	$ 129,255.56
Liabilities	
Current Liabilities	
Credit Cards	
Divvy Credit Card	1,409.25
Total Credit Card	$ 1,409.25
Total Credit Cards	$ 1,409.25
Other Current Liabilities	
Northwest Loan *3740	7,051.78
Total Other Current Liabilities	$ 7,051.78
Total Current Liabilities	$ 8,461.03
Long-Term Liabilities	
602 Hannah St. Promissory Note	51,000.00
Owner Capital Note	40,000.00
Total 602 Hannah St. Promissory Note	$ 91,000.00
Total Long-Term Liabilities	$ 91,000.00
Total Liabilities	$ 99,461.03
Equity	
Opening Balance Equity	-34,228.12
Owner's Capital Investment	35,416.19
Retained Earnings Unrealized	-47,154.95
Equity (Gain/Loss)	89,000.00
Net Income	-5,201.32
Total Equity	$ 37,831.80
TOTAL LIABILITIES AND EQUITY	$ 137,292.83

602 Hannah St. LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges	30.00
Offering Expenses	
602 Hannah St. Expenses	
Interest Paid	
Clay Allison	3,200.04
Common Owner LLC	35.70
Daniel Hallman	158.96
Nancy Clavario	39.96
Oladipo Anjorin	39.96
Total Interest Paid	**3,474.62**
Total 602 Hannah St. Expenses	**3,474.62**
Total Offering Expenses	**3,474.62**
Operating Expenses	
Accounting Services	190.00
Bank Fees	46.90
Total Operating Expenses	**236.90**
Taxes & Licenses	
602 Hannah St. Taxes	1,459.80
Total Taxes & Licenses	**1,459.80**
Total Expenses	**$5,201.32**
NET OPERATING INCOME	**$ -5,201.32**
NET INCOME	**$ -5,201.32**

I, Anthony Caiola, member of 602 Hannah St. LLC (the "Issuer") and acting in a capacity similar to that of "President" or "Chief Executive Officer" of the Issuer do hereby certify that the enclosed financial statements are accurate and complete to the best of my knowledge and that the Issuer has not had audited or reviewed financial statements prepared by an outside certified public accountant.

602 Hannah St. LLC

A Pennsylvania limited liability company

DocuSigned by:

By:______20071E01557C496...______

Name: Anthony Caiola

Title: Member